Exhibit 99

FROM:	Sun International
The Bahamas
Contact: John Allison
Tel: +1.242.363.6016

FOR IMMEDIATE RELEASE

SUN INTERNATIONAL COMPLETES NAME CHANGE AND
ANNOUNCES NEW TICKER SYMBOL

PARADISE ISLAND, The Bahamas, June 28, 2002 – Sun International Hotels Limited (NYSE: SIH) (the “Company”) today announced that effective July 1, 2002 the Company’s new name will be Kerzner International Limited in accordance with agreements related to the restructuring of the Company’s major shareholder, Sun International Investments Limited, previously announced in July 2001.

Also effective July 1, the Company’s current ticker symbol on the New York Stock Exchange “SIH” will be changed to the new ticker symbol “KZL.”

About Sun International

Sun International is a leading developer and operator of premier casinos, resorts and luxury hotels. Its flagship destination is Atlantis, a 2,317-room, ocean-themed resort located on Paradise Island, The Bahamas. Atlantis is a unique destination casino resort featuring three interconnected hotel towers built around a 7-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The Company also developed and receives certain revenue from the Mohegan Sun casino in Uncasville, Connecticut. The Native American-themed Mohegan Sun is one of the premier casino gaming properties in the Northeast. In the luxury resort hotel business, the Company operates eight beach resorts in Mauritius, Dubai, the Maldives and The Bahamas.

For more information concerning Sun International Hotels Limited and its operating subsidiaries, visit the website at www.sunint.com. Beginning July 1, 2002, the Company’s new website will be www.kerzner.com.

Inquiries should be directed to John Allison, Executive Vice President – Chief Financial Officer of Sun International Hotels Limited at +1.242.363.6016.